Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuers

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each applicable project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals is presented within the table below.

All payments were made in U.S. dollars and were made to the U.S. Federal Government. Chesapeake has a single reportable segment, and for the year ended December 31, 2023, the payments made were related to taxes that were levied at the entity level, not at a project level. Chesapeake extracts natural gas and oil via wells, and the entity-level taxes paid were related to the extraction of natural gas and oil.

Year Ended December 31, 2023
Type of Payment	Entity-Level	Total
($ in thousands)
Taxes	$191,675	$191,675
Royalties	—	—
Fees	—	—
Production entitlements	—	—
Bonuses	—	—
Dividends	—	—
Infrastructure improvements	—	—
Community and social responsibility payments	—	—
Total	$191,675	$191,675